

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 9, 2016

<u>Via E-mail</u>
Kristin A. Campbell
Executive Vice President and General Counsel
Hilton Worldwide Holdings Inc.
7930 Jones Branch Drive, Suite 1100
McLean, Virginia 22102

> **Re: Hilton Grand Vacations Inc.**
> **Amendment No. 4 to Form 10-12B**
> **Filed October 25, 2016**
> **File No. 001-37794**

Dear Ms. Campbell:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   We note the revised disclosure that, upon consummation of the sale to HNA, 25% of the voting power in HGV Parent will be controlled by HNA. Please revise to clarify the percentage voting power in HGV Parent to be controlled by Blackstone upon consummation of the sale to HNA and briefly describe the material terms of the stockholders agreements with each of HNA and Blackstone, including without limitation, the number of board designees for each.

Unaudited Pro Forma Consolidated Financial Statements, page 71

2.   Please tell us how you determined it is not necessary to reflect an adjustment for the change in fee expense related to the license agreement you will enter into upon completion of the spin-off.

Kristin A. Campbell
Hilton Grand Vacations Inc.
November 9, 2016
Page 2

3.   Please revise your filing to disclose how you derived the amounts for adjustments (b) and (c).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eric McPhee, Staff Accountant, at 202-551-3693 or Jennifer Monick, Assistant Chief Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

                                                Sincerely,

                                                /s/ Jennifer Gowetski

                                                Jennifer Gowetski
                                                Senior Counsel
                                                Office of Real Estate and
                                                Commodities

cc: Joshua Ford Bonnie
        Simpson Thacher & Bartlett LLP
        Via E-mail